UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

M/I HOMES, INC.
(Name of Issuer)

Common Shares, $.01 par value
(Title of Class of Securities)

55305B-10-1
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55305B-10-1
1.	Names of Reporting Persons Robert H. Schottenstein I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ___
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 878,400 as of December 31, 2005
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 878,400 as of December 31, 2005
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
878,400 as of December 31, 2005
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable
11.	Percent of Class Represented by Amount in Row (9) 6.1% as of December 31, 2005
12.	Type of Reporting Person (See Instructions) IN

Item 1	(a)	Name of Issuer. M/I Homes, Inc.
	(b)	Address of Issuer’s Principal Executive Offices. 3 Easton Oval Columbus, Ohio 43219

Item 2	(a)	Name of Person Filing. Robert H. Schottenstein

	(b)	Address or Principal Business Office or, if none, Residence. 3 Easton Oval Columbus, Ohio 43219

	(c)	Citizenship. United States of America

	(d)	Title of Class of Securities. Common Shares, $.01 par value

	(e)	CUSIP Number. 55305B-10-1

Item 3	Not applicable

Item 4	Ownership.
	(a)	Amount beneficially owned: 878,400 Common Shares as of December 31, 2005 (1)

	(b)	Percent of class: 6.1% as of December 31, 2005 (1)

	(c)	Number of Common Shares as to which the person has:
(i) Sole power to vote or to direct the vote: 878,400 as of December 31, 2005 (1)
(ii) Shared power to vote or to direct the vote: None
(iii) Sole power to dispose or to direct the disposition of: 878,400 as of December 31, 2005 (1)
(iv) Shared power to dispose or to direct the disposition of: None

(1) The following information is provided as of December 31, 2005. As of such date, 830,400 of the Common Shares shown (5.8%) are held of record by IES Family Holdings No. 2, LLC, an Ohio limited liability company. Robert H. Schottenstein is the sole manager of IES Family Holdings No. 2, LLC and has sole voting and dispositive power with respect to such 830,400 Common Shares. Also includes 48,000 Common Shares (0.3%) that underlie currently exercisable stock options held by Robert H. Schottenstein.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8	Identification and Classification of Members of the Group
Not applicable.

Item 9	Notice of Dissolution of a Group
Not applicable.

Item 10	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 3, 2006

By:	/s/ Robert H. Schottenstein
Robert H. Schottenstein
individually and as the sole manager of IES Family Holdings No. 2, LLC